                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/03/08: UMC will attend investor conferences on 2018/03/14

99.2                 Announcement on 2018/03/20: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3                 Announcement on 2018/03/09: February Revenue

99.4                 Announcement on 2018/03/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2018/03/14

1. Date of the investor conference: 2018/03/14~2018/03/15

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Shangri-La's Far Eastern Plaza Hotel Taipei, Taiwan

4. Brief information disclosed in the investor conference:

The Company will attend the “2018 Asia Pacific Telecom, Media & Technology Conference”, held by Bank of America Merrill Lynch.

5. The presentation of the investor conference release: It will be the same as the investor conference on 2018/01/24.

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/03/20

2. Number of shares repurchased this time: 22,500,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$341,518,259

5. Average repurchase price per share this time: NTD$15.18

6. Cumulative number of own shares held during the repurchase period: 422,500,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.35

8. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

March 9, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
February	Net sales	11,909,283	12,014,861	(105,578)	(0.88%)
Year-to-Date	Net sales	25,084,945	24,666,761	418,184	1.70%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,828,000	9,651,240	21,308,078

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  February 28, 2018 was US$ 160 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,886,349
UMC (Note2)	9,033,400	9,011,700	95,886,349
UMC (Note3)	20,007	20,124	95,886,349

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 310 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,550,525	1,981,520	0
Fair Value	0	32,616	8,546	0
Net profit (loss) from Fair Value	0	1,011	8,546	0
Written-off Trading
Contracts	0	0	3,074,140	0
Realized profit (loss)	0	0	37,164	0

Exhibit 99.4

United Microelectronics Corporation

For the month of February, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2018	Number of shares as of February 28, 2018	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2018	Number of shares as of February 28, 2018	Changes
--	--	--	--	--